Exhibit 99.2

Gravis Oil Corporation Files Reserve Report

CALGARY, Oct. 5, 2011 /CNW/ - The Board of Directors of Gravis Oil Corporation., (the "Company" or "Gravis"), (OTCBB:GRAVF) is pleased to announce that GLJ Petroleum Consultants ("GLJ"), an independent petroleum consulting firm, has updated prior estimates of crude oil volumes and computed a net present value ("NPV") cash flow evaluation report of reserves and contingent resources for the core assets held in Missouri, Kansas and Kentucky. No evaluation has been performed on the Company's Montana assets. The GLJ report was prepared as of July 28, 2011 with an effective date of April 30, 2011 pursuant to National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators. The Company's filings under NI 51-101 can be found at www.sedar.com in Canada and at www.sec.gov in the U.S.

According to the independent reserve report, Gravis produced 28,045 barrels of heavy oil during the period of May 1, 2010 to April 30, 2011. During the same period, Company Working Interest Proved Reserves increased from 445,000 barrels to 463,000 barrels. This increase in reserves after production was achieved by two means. First, in July, 2010 the Company purchased the remaining 10% working interest in its Grassy Creek and Marmaton River projects in Missouri; and second, the Company demonstrated recovery in Phase 1 of its Marmaton River Project equaling the previously stated Proved Reserves estimate, resulting in an increase in overall oil recovery estimates from 20% to 21% of Original Oil in Place in both Marmaton River and Grassy Creek projects. GLJ has assigned a net present value (discounted at 10% per annum) of US$53.57 million to total Proved plus Probable plus Possible Reserves ("PPP") of 3.672 million barrels. The PPP reserves were comprised of 0.463 million barrels of Total Proved Reserves, 0.904 million barrels of Probable Reserves and 2.305 million barrels of Possible Reserves. Possible Reserves are those additional reserves that are less certain to be recovered than Probable Reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers are cautioned that the estimated values disclosed do not necessarily represent fair market value. Gravis will continue to pursue recognition of the value through prudent management of the business and effective execution of activities in the field.

About Gravis Oil Corporation

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with emphasis on the Deerfield area of western Missouri. In the Deerfield area, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company has an average of 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana.  For more information, please visit www.gravisoil.com.

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, and expectations of future production performance and cash flow requirements.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, including the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

For further information:

Jeffrey Freedman, CFO Toll Free: 1-877-984-6342	Suite 902, #105, 150 Crowfoot Crescent NW Calgary, Alberta T3G 3T2 Email: investor.relations@gravisoil.com Website: www.gravisoil.com

CO: Gravis Oil Corporation

CNW 09:02e 05-OCT-11